14040036

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-59598~~ 8-53598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OCTEG, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 N. Orleans Street, 3rd Floor South
(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Donelson (312) 931-2383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A. Donelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OCTEG, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
PATRICIA A CORUM
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/10/15

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OCTEG, LLC

Statement of Financial Condition

December 31, 2013

Available for Public Inspection

OCTEG, LLC
Index
December 31, 2013

pwc

Independent Auditor's Report

To Member of OCTEG, LLC:

We have audited the accompanying statement of financial position of OCTEG, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013.

Management's Responsibility for the Statement of Financial Control

Management is responsible for the preparation and fair presentation of the statement of financial condition statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statement of financial position that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the statement of financial position of OCTEG, LLC at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter

As more fully discussed in Note 7, the Company has significant transactions with its Parent and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. In addition, as more fully disclosed in Note 10, the Company merged with an affiliate, KCG Americas, LLC, effective January 1, 2014. Our opinion is not modified with respect to this matter.

PricewaterhouseCoopers LLP

February 28, 2014

OCTEG, LLC
Statement of Financial Position
Year Ended December 31, 2013

Assets	
Cash and cash equivalents	$ 83,539,141
Securities owned, at fair value	223,752,703
Receivables from exchanges	1,425,659
Receivables from clearing brokers and clearing organizations	40,766,952
Exchange deposits	5,427,285
Receivables from affiliates	1,786,386
Other assets	1,469,978
Total assets	$ 358,168,104
Liabilities and Member's Equity	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 123,676,474
Payables to clearing brokers and clearing organizations	97,100,995
Payables to affiliates and Parent	2,695,448
Accounts payable and accrued expenses	2,020,263
Total liabilities	225,493,180
Member's equity	132,674,924
Total liabilities and member's equity	$ 358,168,104

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations and Significant Accounting Policies

Nature of Operations

OCTEG, LLC, (the "Company") is registered with NYSE Arca, Inc. ("NYSE") and the Securities and Exchange Commission (the "SEC") as a securities broker-dealer. The Company is engaged in buying, selling and dealing as principal, primarily in securities and options, for its own account. The Company is a member of NYSE, Boston Options Exchange, International Securities Exchange, NASDAQ OMX, NASDAQ OMX PHLX, BATS Global Markets, Miami International Securities Exchange, and the Electronic Liquid Exchange.

The Company's designated self-regulatory organization is NYSE, which has contracted with and designated certain regulatory responsibilities to the Financial Industry Regulatory Authority, Inc. The Company is an Illinois limited liability company. Through December 31, 2013, the sole member of the Company was GETCO, LLC, (the "Parent"), which is a wholly owned subsidiary of GETCO Holding Company, LLC, ("GHC").

On December 19, 2012, the Company's ultimate parent, GHC, entered into an agreement, as amended on April 15, 2013, and a plan of merger for a strategic business combination with Knight Capital Group, Inc. ("Knight"). As a result of this strategic business combination ("the Merger"), Knight and GHC became wholly owned subsidiaries of KCG Holdings, Inc. ("KCG"), a Delaware corporation. The Merger was approved by the respective shareholders and unit holders of both companies at special meetings held on June 25, 2013 and the Merger was completed on July 1, 2013.

In December 2013, certain assets of the Company were purchased by Knight Capital Americas, LLC, ("KCA"), an affiliated broker-dealer. See Note 7 **Related Parties** for further details.

Effective January 1, 2014, the Company merged into KCA and the merged entity was renamed KCG Americas, LLC ("KCGA"). See Note 10 **Subsequent Events** for further detail.

New Accounting Pronouncements

In December 2011, the FASB issued accounting guidance on disclosures about offsetting assets and liabilities. The guidance requires entities to disclose both gross and net information about instruments and transactions that are offset in the statement of financial position as well as instruments and transactions that are subject to an enforceable master netting arrangement or similar agreement. This guidance was effective January 1, 2013, and did not have a material impact on the Company's financial statements.

In July 2013, the FASB issued accounting guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward in the financial statements if available under the applicable tax jurisdiction. The guidance is effective January 1, 2015, and will be applied prospectively. The Company does not expect the adoption to have a material impact on the Company's financial statements.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash Equivalents
Cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Fair Value of Financial Instruments
Fair value for securities owned and securities sold, not yet purchased is estimated using external market quotations. Management estimates that the carrying value of other financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximate their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Securities Borrowed and Loaned
Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. In securities loaned transactions, the Company receives collateral in the form of cash or other collateral and are included in payables to clearing brokers and clearing organizations on the statement of financial condition. As of December 31, 2013, there were no securities borrowed or loaned transactions.

Income Taxes
The Company is considered to be a disregarded entity for income tax purposes. Prior to the Merger, the Company was not subject to federal income tax, but rather such taxes were the responsibility of its member. Following the Merger is the results of the Company's operations are included in KCG's consolidated U.S. federal income tax return and are also subject to state and local taxation in various jurisdictions.

In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss. No tax sharing agreement was in place with the Company prior to the merger on July 1, 2013.

ASC 740-10 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

2. Fair Value of Financial Instruments

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The Company values its financial instruments using a hierarchy of fair value that

maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy are as follows:

Level 1	Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access, which does not require significant managerial judgment.
Level 2	Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The Company records its securities at fair value. These categories can further be divided between those held long or sold short.

Securities whose values are based on quoted market prices in active markets and are, therefore, classified within level 1 include active listed equities and certain U.S. government and sovereign obligations. The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably be expected to impact the quoted price.

Money market instruments included in cash and cash equivalents on the statement of financial condition are classified within level 1. Fair value for money market instruments is based on quoted net asset value.

Securities that trade in markets that are not considered to be active, but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs, are classified within level 2. The Company did not own any level 2 financial instruments at December 31, 2013, or at any time during the year then ended.

Level 3 instruments do not have active markets and do not have comparable marketable securities. The Company did not own any level 3 financial instruments at December 31, 2013.

The following table presents the financial instruments carried on the statement of financial condition by level within the valuation hierarchy as of December 31, 2013.

	Assets at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Money market securities*	$ 63,838,768	$ -	$ -	$ 63,838,768
Equities**	223,752,703	-	-	223,752,703
Futures***	(111,828)	-	-	(111,828)
Subtotal	$ 287,479,643	$ -	$ -	$ 287,479,643

	Liabilities at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Equities	$ 123,676,474	$ -	$ -	$ 123,676,474
Subtotal	$ 123,676,474	$ -	$ -	$ 123,676,474

* Included in cash and cash equivalents on the statement of financial condition
** Long and short equities have been netted by their respective exchange symbols by the amount of $ 66,402,472
*** Included in receivables from clearing brokers and clearing organizations on the statement of financial condition

The following table includes a roll forward of the amounts for the year ended December 31, 2013 for securities classified within level 3. The classification of securities within level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

Fair Value Measurement using Level 3 Inputs	
Balance at December 31, 2012	$ 703,279
Recharacterization as other assets	(703,279)
Balance at December 31, 2013	$ -

Level 3 financial instruments previously held by the Company were Depository Trust Company ("DTCC") common shares required to be held to ensure status as a clearing member, preferred shares required to be held in order to act as a clearing member, and shares held as part of a joint back office ("JBO") arrangement with one of the Company's clearing brokers. These securities do not have active markets and do not have comparable marketable securities. During 2013, the Company withdrew as a clearing member and from the JBO agreement, so the shares are no longer required to be held. The shares will be redeemed equivalent to their cost basis. Therefore, as of December 31, 2013, the shares are in effect a deposit with a clearing organization and were reclassified from Securities owned at fair value to other assets on the statement of financial condition.

Derivative Instruments

During the normal course of business, the Company enters into futures contracts. These financial instruments are subject to varying degrees of risks whereby the fair value of the securities underlying the financial instruments, may be in excess of, or less than, the Contract amount. The Company is obligated to post collateral against futures contracts.

The following table summarizes the fair value of derivative instruments and futures contract trading activity in the statement of financial condition.

	Financial Statement Location	Assets Fair Value	Assets Contracts	Liabilities Fair Value	Liabilities Contracts
Foreign Exchange					
Futures Contracts	Receivables from clearing brokers and clearing organizations	$ 61,889	49	$ 34,110	169
Commodity					
Futures Contracts	Receivables from clearing brokers and clearing organizations	13,385	29	-	-
Equity					
Futures Contracts	Receivables from clearing brokers and clearing organizations	42,758	181	195,750	377
Total		$ 118,032	259	$ 229,860	546

3. Receivables from Clearing Brokers and Clearing Organizations and Payables to Clearing Brokers and Clearing Organizations

Receivables from clearing brokers and clearing organizations represent amounts due from the clearing brokers and clearing organizations resultant from monies deposited on margin and trading activities. Payables to clearing brokers and clearing organizations represent amounts due to the clearing brokers and clearing organizations due to trading activities.

4. Receivables from Exchanges and Exchange Deposits

Receivables from exchanges represent amounts due from the exchanges resultant from the Company's trading activities and consist primarily of liquidity rebates. Exchange deposits represent cash and securities on deposit at exchanges to meet margin requirements.

5. Revolving Credit Facility

On June 6, 2012, the Company entered into a $350 million syndicated secured revolving credit facility with a consortium of banks ("Original Revolving Facility). Borrowings under the facility will bear interest at the then current LIBOR rate plus a margin of 1.75% per annum and may be used to finance the purchase and settlement of securities. A commitment fee of 0.35% per annum on the average daily unused portion of the facility is payable quarterly in arrears. The ability to draw on this facility is limited to a percentage of the market value of temporary positions pledged as collateral. Legal and other fees paid up-front are recorded as other assets on the statement of financial condition and are amortized using the straight-line method over the term of the facility. This revolving credit facility was modified on July 1, 2013.

The facility required, among other restrictions, the maintenance of total regulatory capital, excess regulatory net capital and limited total assets to total regulatory capital. The Company was in compliance with these covenants during the time in which the Company held this revolving credit facility.

On July 1, 2013, a modification was made to the Original Revolving Facility where the Company and KCA, each of which are wholly-owned broker-dealer subsidiaries of KCG effective July 1, 2013, as borrowers, and KCG, as guarantor, entered into a credit agreement (the "Facility Agreement") with a consortium of banks and financial institutions. The Facility Agreement replaces the existing credit agreement, dated as of June 6, 2012, among the Company and three banks.

The Facility Agreement comprises two classes of revolving loans in a total committed amount of $450 million, together with a swingline facility with a $50 million sub-limit, subject to two borrowing bases (collectively, the "Revolving Facility"): Borrowing Base A and Borrowing Base B. The Revolving Facility also provides for a future increase of the revolving credit facility of up to $300 million to a total of $750 million on certain terms and conditions.

Borrowings under the Facility Agreement shall bear interest, at the applicable borrower's option, at a rate based on the federal funds rate ("Base Rate Loans") or based on LIBOR ("Eurodollar Loans"), in each case plus an applicable margin. For each Base Rate Loan, the interest rate per annum is equal to the greater of the federal funds rate or an adjusted one-month LIBOR rate plus (a) for each Borrowing Base A loan, a margin of 1.75% per annum and (b) for each Borrowing Base B loan, a margin of 2.25% per annum. For each Eurodollar Loan, the interest rate per annum is equal to an adjusted LIBOR rate corresponding to the interest period plus (a) for each Borrowing Base A loan, a margin of 1.75% per annum and (b) for each Borrowing Base B loan, a margin of 2.25% per annum. As of December 31, 2013, there were no outstanding borrowings under the Facility Agreement.

The borrowers will be charged a commitment fee at a rate of 0.35% per annum on the average daily amount of the unused portion of the Facility Agreement.

The loans under the Facility Agreement will mature on June 5, 2015. The Revolving Facility is fully and unconditionally guaranteed on an unsecured basis by KCG and, to the extent elected by the Company or KCA, any of their respective subsidiaries. It is secured by first-priority pledges of and liens on certain eligible securities, subject to applicable concentration limits, in the case of Borrowing Base A loans, and by first-priority pledges of and liens on the right to the return of certain eligible NSCC margin deposits, in the case of Borrowing Base B loans.

The Revolving Facility includes customary affirmative and negative covenants, including limitations on indebtedness, liens, hedging agreements, investments, loans and advances, asset sales, mergers and acquisitions, dividends, transactions with affiliates, restrictions on subsidiaries, issuance of capital stock, negative pledges and business activities. It contains financial maintenance covenants establishing a minimum total regulatory capital for each of the Company and KCA, a maximum total asset to total regulatory capital ratio for each of the Company and KCA, a minimum excess net capital limit for each of the Company and KCA, a minimum liquidity ratio for KCA, and a minimum tangible net worth threshold for KCG. As of December 31, 2013, the Company was in compliance with the covenants.

The original issuance costs of $1.2 million are recorded in other assets on the statement of financial condition and are being amortized over the term of the Revolving Facility. As part of the agreement amendment executed on July 1, 2013, additional costs of $ 273,636 were incurred and are also recorded in other assets on the statement of financial condition and are amortized over the term of the Revolving Facility.

At December 31, 2013, the unamortized balance of the fees was $745,308.

The Company and KCA shall each be obligated only with respect to the principal and interest of their own borrowings, and not the interest and principal of the other borrower's borrowings.

6. Income tax

The Company is considered to be a disregarded entity for income tax purposes. Prior to the Merger, the Company was not subject to federal income tax, but rather such taxes were the responsibility of its member. Following the Merger, the results of the Company's operations are included in KCG's consolidated U.S. federal income tax return and are also subject to state and local taxation in various jurisdictions.

In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss. No tax sharing agreement was in place with the Company prior to the merger on July 1, 2013.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities. The Company did not have any differences between financial reporting and tax basis of assets and liabilities. In result, no evaluation over potential valuation allowance was needed.

7. Related Parties

Under a written agreement, the Company recognizes a management fee to its parent covering allocated administrative and compensation expenses incurred by the parent in providing shared services to the Company.

Effective January 1, 2013, the Company terminated a contract with an affiliate, Global Colocation Services, LLC.

The Company pays order flow to an affiliated broker-dealer.

Certain amounts due to affiliates in Europe and Asia arise from clearing futures and equity trades conducted by affiliated entities using the Company's trading platform.

Pursuant to a revenue sharing agreement with certain affiliated broker-dealers, the Company shares in trading gains and losses on an equal basis.

On November 30, 2012, the Company entered a seven year revolving loan agreement with GHC whereby up to $25,000,000 can be loaned to GHC at a rate of USD thirty-day LIBOR + 2%. At December 31, 2013, there was no outstanding balance between the Company and GHC.

The Company pays an affiliated broker-dealer for services related to clearance of transactions.

On December 17, 2013, the Company sold to KCA a portfolio of equities and listed equity options based on fair value as of December 16, 2013, as follows:

(in thousands)

Financial instruments owned, at fair value		
Equities	$	319,027
Listed equity options		154,635
Total assets		473,662
Financial instruments sold, not yet purchased, at fair value		
Equities	$	39,431
Listed equity options		130,772
Total liabilities		170,203
Net assets acquired	$	303,459

The transfer of the equity and listed equity option portfolio from the Company is treated as a sale of assets for accounting purposes, and, as such, these asset transfers were recorded by the Company as of the respective transfer date on December 17, 2013, at fair value. Fair value was determined based on quoted prices in active markets for identical assets and liabilities that the Company has the ability to access, which does not require significant management judgment and is categorized as Level 1. See Note 2 **Fair Value of Financial Instruments** for further description of fair value measurements. No gain or loss was recorded by the Company.

On January 1, 2014, the Company merged into KCA. See Note 10 **Subsequent Events** for a further description of this transaction.

The Company pays certain expenses on behalf of its affiliates and has certain expenses paid by affiliates on its behalf. Such payments are reimbursed by the Company or by the affiliate, as applicable, pursuant to an Intercompany expense reimbursement agreement by and among the Company and affiliates of KCG.

At December 31, 2013, the amounts due from/to affiliates included the following:

	Due From	Due To
GETCO, LLC	$ -	$ 2,211,476
GETCO Holding Company, LLC	1,296,013	
Global Colocation Services, LLC	17,000	
GETCO Europe Ltd.		391,385
GETCO Asia Ltd.	25,289	
GETCO Execution Services, LLC		92,587
KCG Americas, LLC	448,084	
Total	$ 1,786,386	$ 2,695,448

8. Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary trading activities, may enter into transactions involving derivative financial instruments, including option contracts, futures contracts and other financial instruments with similar characteristics. During the year, the Company primarily traded options related to U.S. listed equities.

Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contract price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contract price in the event the option is exercised by the holder. Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements.

Market Risk

Market risk is the potential for changes in the value of financial instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates and commodity prices. A description of each such market risk category is set forth below:

- Equity price risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices.
- Interest rate risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates and credit spreads.
- Commodity price risks result from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil and petroleum products.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company manages its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, including options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers. Substantially all of the Company's transactions are executed in exchange traded instruments.

Concentrations of Credit Risk

The Company uses an affiliate, KCA, and other third-party clearing brokers to clear the majority of its trades. Cash and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory or clearing broker margin requirements. In the event these clearing brokers do not fulfill their obligations, the Company may be exposed to risk. This risk of default also depends on the creditworthiness of the counterparties to each of these transactions. The Company attempts to minimize these credit risks by monitoring the creditworthiness of its clearing brokers and counterparties.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors the creditworthiness of the banks. The Company has not experienced and does not expect to experience any losses in such accounts.

Management believes that the Company is not exposed to any significant credit risk as a result of its monitoring procedures and the nature of its financial instruments.

9. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain representations or warranties which may provide general or specific indemnifications to others. Additionally, the Company is subject to certain pending and threatened legal and regulatory actions which arise in the normal course of business. The outcome of these matters is inherently uncertain, particularly with respect to unasserted claims and proceedings in their early stages. Accordingly, estimates may change from time to time and actual losses may be more or less than the current estimate. The Company accounts for potential losses related to these actions in accordance with the accounting guidance for contingencies. As of December 31, 2013, reserves provided for potential losses and the range of reasonably possible losses, in excess of reserves, related to litigation, regulatory and related matters were not material, and based on currently available information, the outcome of any proceedings will not have a material adverse effect on the Company's operating results or financial condition.

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be contractually required to pay a proportionate share of the obligations of another unaffiliated member who may default on its obligation to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

10. Subsequent Events

Effective January 1, 2014, the Company was merged into KCA. KCA, an indirect, wholly owned subsidiary of KCG, is an SEC registered broker-dealer and CFTC registered futures commission merchant, as well as a member of FINRA and the Securities Investor Protection Corporation. KCA was subsequently renamed KCG Americas, LLC.

The Company has evaluated the events and transactions that have occurred through February 28, 2014, the date this report was issued, and noted no items requiring adjustment of the financial statements or additional disclosures.